FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  August 2010

UNILEVER PLC

(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                        UNILEVER PLC

                                                                                                                       /S/ S.G. WILLIAMS
                                                                                                                       By S.G. WILLIAMS
                                                                                                                       Secretary

Date: 5 August, 2010

                                              EXHIBIT INDEX
                                              -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION
99                                         Notice to London Stock Exchange dated 5 August, 2010
                                            2nd Quarter Results 2010

Exhibit 99

                                                                                2010 FIRST HALF YEAR RESULTS
VOLUME MOMENTUM SUSTAINED WHILST INVESTING FOR THE LONG TERM

Half year highlights
·
Turnover up 9.7% at €21.9 billion.
·
Underlying volume growth 6.6%.
Underlying sales growth 3.8% and underlying price growth (2.6)%; in-year pricing was stable.
·
Underlying operating margin up 30bps
with continuing strong gross margins offset by significant investment in advertising and promotional expenditure, up 180bps.
·
Net cash flow from operating activities €2.2 billion,
up €0.2 billion. Average trading working capital again reduced as a percentage of turnover and has now been negative for three successive quarters.
·
Fully diluted earnings per share €0.70
up 36% reflecting improved operating profit, lower restructuring and the favourable impact of foreign exchange.
Second Quarter highlights
·
Underlying volume growth 5.7%.
Underlying sales growth 3.6% with underlying price growth improving to (2.0)%; in-quarter pricing was again stable.
·
Underlying operating margin up 10bps
with advertising and promotions spend up 140bps.
Chief Executive Officer

"We have delivered another quarter of robust volume growth with improved volume market shares in all of our regions. This is an encouraging result given the challenging economic and competitive environment and reflects the continuing investment behind our brands, better in-market execution, successful innovations and the extension of our brands into new markets. The consistent strong performance of our personal care business means that it became, in the quarter, our largest category.

We continue to operate under the assumption of slow economic growth, particularly in developed markets where consumer confidence remains fragile. We do not expect competitive pressures to ease and our ability to increase prices will remain constrained despite rising commodity costs in the second half. We still expect underlying price growth to turn positive towards the end of the year.

Notwithstanding this difficult environment and comparators which get tougher as the year progresses, the results confirm again that our strategy to focus on the consumer and to accelerate growth is working. Our priority remains to drive profitable volume growth and strong cash flow along with steady and sustainable improvement in operating margin for the year as a whole."

Second Quarter 2010		Key Financials (unaudited) Current rates	Half Year 2010
€11,752m	+12.4%	Turnover	€21,895m	+9.7%
+3.6%		Underlying sales growth*	+3.8%
€1,628m	+23%	Operating profit	€3,066m	+20%
€1,154m	+39%	Net profit	€2,209m	+35%
€0.36	+38%	Diluted Earnings per share	€0.70	+36%

Third Quarterly Interim Dividend €0.208 per share
(*) Underlying sales growth is a non-GAAP measure, see note 2 on Page 11 for further explanation.

5 August 2010
OPERATIONAL REVIEW: REGIONS
	Second Quarter 2010					Half Year 2010
(unaudited)	Turnover	USG	Volume	Price	Change in Underlying Op Margin	Turnover	USG	Volume	Price	Change in Underlying Op Margin
	€m	%	%	%	bps	€m	%	%	%	bps
Unilever Total	11,752	3.6	5.7	(2.0)	10	21,895	3.8	6.6	(2.6)	30
Asia Africa CEE	4,673	8.2	11.5	(2.9)	(10)	8,668	7.9	11.6	(3.3)	10
Americas	3,859	3.9	5.0	(1.1)	(40)	7,199	3.8	5.6	(1.7)	(10)
Western Europe	3,220	(2.2)	(0.3)	(1.9)	120	6,028	(1.1)	1.7	(2.7)	130

Market growth in developed economies remains depressed whilst emerging market growth remains strong. The high intensity of competition has continued but we have remained competitive and delivered strong volume growth, with volume share gains across all regions. Whilst underlying price growth remains negative, in-quarter pricing was again stable, despite increased competitive pricing and promotional activity, especially in Laundry and Hair. Gross margins continued to improve allowing us to increase advertising & promotions investment whilst delivering improved underlying operating margin.

Asia Africa CEE
- Half year USG +7.9%, Volume +11.6%, Underlying Operating Margin +10 bps
The region continued its strong momentum in underlying volume and sales growth in the second quarter, ahead of the market. This was the third successive quarter of double digit volume growth with all the main countries and key categories positive despite intense competitive activity.

Half year underlying sales growth in Asia and Africa Middle East was strong, driven by double digit underlying volume growth which more than compensated for price action taken to ensure that our products remain fully competitive; volume shares progressed well. CEE performance was more mixed but again volume shares improved.

Underlying operating margin was slightly positive in the half year with improved gross margins offset by a significant step-up in advertising and support behind our brands. The rollout of the regional IT platform continued with successful go-lives in China, Hong Kong, Taiwan and Australasia.

The Americas
- Half year USG +3.8%, Volume +5.6%, Underlying Operating Margin (10) bps
Despite the continued sluggish markets in North America, our business grew underlying volume at more than 2% in the half year on the back of successful new product launches and improved in-market execution. Dressings gained share through strong innovation and merchandising support and Skin Cleansing grew strongly.

Latin American markets are generally much stronger and our underlying volume growth for the half year was just under 10% on the back of strong performances from Deodorants, Hair, Ice Cream and soy-based drinks under the AdeS brand.

Underlying operating margin, down 10bps in the half year, again reflected the significant increase in brand support levels.

Western Europe
- Half year USG (1.1)%, Volume 1.7%, Underlying Operating Margin +130 bps
Markets were difficult, particularly in southern European countries such as Greece, Spain and, to a lesser extent, Italy. We continue to pursue our strategy of investing behind our brands and bringing strong innovations to market. This approach is delivering good results, with both volume and value shares up.

Excluding Greece, where market volumes were down substantially, underlying volume growth in Western Europe in the second quarter was positive. However, our Greek business responded quickly to the crisis with €1 promotions crafted to reflect the new economic reality. In Paris we opened the second Customer Insight and Innovation Centre in the region following the opening of the first such centre in the UK.

Gross margin and indirects improved in both the half year and the second quarter, driven by strong savings programmes. Underlying operating margin increased alongside increased advertising and promotions investment.

                                                                    OPERATIONAL REVIEW: CATEGORIES
	Second Quarter 2010		Half Year 2010
(unaudited)	Turnover	USG	Turnover	USG
	€m	%	€m	%
Unilever Total	11,752	3.6	21,895	3.8
Savoury, Dressings & Spreads	3,514	0.5	6,910	0.3
Ice Cream & Beverages	2,696	3.5	4,494	5.1
Personal Care	3,569	7.8	6,700	7.9
Home Care & other	1,973	2.2	3,791	2.4

We maintained our volume growth momentum with strong performances from Deodorants, Skin Cleansing and Homecare. We continue to focus on bigger innovations, rolled out faster and to more countries. Dove Men + Care is now in 29 markets and Knorr jelly bouillon has been extended from China to 18 markets, the latest being Brazil and Mexico. Magnum Gold?! has been launched in 29 markets and Cornetto Enigma is in 12 European markets. We are also extending our iconic brands into new markets more quickly than ever before.

Savoury, Dressings and Spreads
- Half year USG +0.3%
Spreads volume share increased again but markets remain weak. Significant events included the 'no hydrogenated oils' relaunches of I Can't Believe its not Butter and Country Crock in the US and the re-launch of the pro.activ brand in Europe. The new Rama margarine specifically formulated for spreading continues to make good progress in Central and South Africa based on the attractive proposition of nutrition at an affordable price. In Europe we still have more to do to convince butter users of the benefits of our products. Dressings benefited from the campaign to tackle the negative health perceptions of mayonnaise and to inspire new uses through recipe ideas.

Savoury growth picked up on the continuing success and rollout of Knorr jelly bouillon and the introduction of Knorr seasoning for beans in Brazil and Mexico. The success of the Knorr cook-in bags gave us category leadership in Australasia. The PF Chang premium restaurant-quality frozen Asian meals have started well in the US despite supply difficulties. Knorr soups in France performed strongly after we introduced new varieties.

Ice Cream and Beverages
- Half year USG +5.1%
Ice Cream delivered a strong performance irrespective of the poor weather in Europe and China. Magnum Gold?!,  Cornetto Enigma and Fruttare are all exceeding expectations. The new Klondike variants continue to drive growth in the US whilst the new Ben & Jerry's and Breyer's Smooth and Dreamy ranges have been well received. Strong growth in South East Asia and Latin America came from distribution gains, strong point-of-purchase activity and great innovation.

Tea volume growth slowed but overall performance remains good. The innovations across the price points, from Brooke Bond Sehatmand in India at a low price to the Lipton premium fruit and herbal infusions doing well in markets like Australia and Russia, are helping drive balanced growth. The Lipton Green Tea launches in USA and France are delivering good growth. The launches of the Lipton brand in Spain and the UK continue to do well.

Personal Care
- Half year USG +7.9%
Personal Care again delivered strong growth, powered by Deodorants. Notable successes include Degree in the US, Dove in Brazil and the relaunch of Rexona in Japan. Hair growth accelerated and we saw volume share gains despite the increased competitive environment. Dove Hair Damage Repair gained good initial acceptance and there were also strong performances by Sunsilk Co-Creations in Asia and Suave in the US. TiGi has just launched Sleek Mystique which completes the new range from Catwalk.

Skin Cleansing is growing strongly on the back of the success of Dove Nutrium moisture and the good results from the launches of Citra bar soap in Indonesia and Lifebuoy in Argentina, Brazil, Bolivia, Peru and Australia. Hand and body creams continue to grow despite Vaseline Sheer Infusions being off to a slow start. Oral is doing well with notable successes for the anti-age variant in Europe and the launch of Pepsodent in the Philippines.

Home Care and other
- Half year USG +2.4%
Despite high levels of competitive intensity we maintained volume growth momentum. Notable was the continuing success of liquid detergents with recent introductions in Turkey and Vietnam, the successful Wheel relaunch in India and the launch of the Surf brand position in Indonesia and Thailand.

Household Cleaning has continued to deliver strong results with Cif Active-Shield technology doing well in Western Europe, now launched into Poland and Argentina. The Cif launch in Vietnam has had an encouraging start and we have just launched in Indonesia. Domestos, recently launched in Italy, is performing strongly.

ADDITIONAL COMMENTARY ON THE FINANCIAL STATEMENTS - FIRST HALF YEAR

Finance costs and tax

The cost of financing net borrowings in the half year was €214 million, €30 million less than the same period last year mainly reflecting lower average net debt in the first half. The interest rate on net borrowing was 6.3% reflecting the low interest rates on cash deposits. The charge for pensions financing was a credit of €8m compared with a net charge of €90m in the prior year.

The effective tax rate was 26.3% compared with 29.4% for 2009 primarily reflecting favourable prior year tax settlements and lower one-off items.

Joint ventures, associates and other income from non-current investments

Net profit from joint ventures and associates, together with other income from non-current investments contributed €116 million compared to €72 million last year. The main factors behind the increase were the partial redemption of a portion of the preferred shares that had been held as consideration for the sale of Unilever's US laundry business in 2008 and a fair value adjustment on the warrants in Johnson Diversey.

Earnings per share

Fully diluted earnings per share at €0.36 for the quarter were 38% higher than the same period in 2009. The principal drivers for the increase were improved underlying operating profit, lower restructuring charges, lower pensions costs, favourable foreign exchange and profit on disposals.

Fully diluted earnings per share for the half year were €0.70, up 36% on the previous year.

Restructuring

Restructuring in the first half year was around 120 bps of Turnover, at €253 million. This reflects action being taken to make the business fit to compete in the current environment. Full year restructuring is expected at similar levels.

Cash Flow and Net Debt

Strong management focus led to further reductions in average trading working capital as a percentage of turnover, which was negative for the third successive quarter. The  working capital outflow reflected the normal seasonal pattern with the levels at end of June higher than at the start of the year.

Capital expenditure increased by €247 million to €753 million in support of future growth in emerging markets such as Russia and Indonesia.

Free cash flow (see note 2, page 11 for further explanation) at €1.3 billion was broadly stable versus the prior year. This reflected improved net cash flow from operating activities at €2.2 billion, up €218 million versus the prior year. The improved operating profit was offset by the absolute increase in working capital and the higher level of capital expenditure.

Net debt at €7.6 billion was up from €6.4 billion as at 31st December 2009, primarily reflecting the impact of the changes in foreign exchange rates.

Pensions

The net deficit in pension schemes was €4.0bn at the end of June up from €2.6bn at the end of 2009. This is mainly due to the impact of lower discount rate assumptions on the liabilities.

Acquisitions and disposals
(full details can be found in note 12, page 16)

After the quarter end we announced the disposal of our frozen foods business in Italy for €805m to Birds Eye Iglo. We expect to complete the acquisition of Sara Lee's personal care business in Q4 2010.

Unilever NV Preference Shares

The period for the creditors of Unilever NV to object to the cancellation of the 4% preference shares has now closed and cancellation will take place shortly with a record date of August 12th and payment on August 23rd. It is our intention to launch a tender offer in respect of the 6% and 7% preference shares in due course.

Principal Risk Factors

On pages 30 to 34 of our 2009 Report and Accounts we set out our assessment of the principal risk issues that would face the business through 2010 under the headings: economic; markets; brand; customer; financial/treasury; consumer safety and environmental sustainability; operations; people and talent; legal and regulatory; restructuring and change management; and other risks. In our view, the nature and potential impact of such risks remain essentially unchanged as regards our performance over the second half of 2010.

Other Information

This  document represents Unilever's half-yearly report for the purposes of the Disclosure and Transparency Rules (DTR) issued by the UK Financial Services Authority (DTR 4.2) and the Dutch Act on Financial Supervision, section 5:25d (8)/(9) (Half-yearly financial reports). In this context: (i) the condensed set of financial statements can be found on pages 7 to 16; (ii) pages 2 to 6 comprise the interim management report; and (iii) the Directors' responsibility statement can be found on page 17. No material related parties transactions have taken place in the first six months of the year.

COMPETITION INVESTIGATIONS

As previously reported, in June 2008 the European Commission initiated an investigation into potential competition law infringements in the European Union in relation to consumer detergents.  The investigation is ongoing although no statement of objections against Unilever has been issued to date.

In December 2009, as previously reported, Unilever received separate statements of objection from the French competition authority and from the Italian competition authority in connection with investigations into certain product markets in France and Italy respectively.  In April 2010, Unilever received a statement of objections from the Dutch competition authority in relation to its investigation into certain product markets in The Netherlands.  An earlier decision by the Greek authority fining Unilever in relation to alleged restrictions on parallel trade within certain of its contracts with retailers in Greece is under appeal.

In addition and as previously disclosed, Unilever is involved in a number of other ongoing investigations by national competition authorities.  These include investigations in Belgium, France and Germany. These investigations are at various stages and concern a variety of product markets.

Substantial fines can be levied as a result of competition and antitrust investigations especially at the European Union level.  Fines imposed by the European Commission in other sectors for violations of the competition rules have amounted to hundreds of millions of euros.  It is too early reliably to estimate the total amount of fines to which Unilever will be subject as a result of all of these investigations. However, provisions have been made, to the extent appropriate, in relation to the national investigations.

It is Unilever's policy to co-operate fully with the competition authorities in the context of all ongoing investigations.  In addition, Unilever reinforces and enhances its internal competition law compliance procedures on an ongoing basis.

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, economic slowdown, industry consolidation, access to credit markets, recruitment levels, reputational risks, commodity prices, continued availability of raw materials, prioritisation of projects, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, consumer demands, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the 20-F Report and the Annual Report and Accounts 2009. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

                                                                                ENQUIRIES

Media: Media Relations Team UK +44 20 7822 6805 stephen.pain@unilever.com or +44 20 7822 6010 trevor.gorin@unilever.com NL +31 10 217 4844 flip.dotsch@unilever.com	Investors: Investor Relations Team +44 20 7822 6830 investor.relations@unilever.com

There will be a web cast of the results presentation available at:
www.unilever.com/ourcompany/investorcentre/results/quarterlyresults/default.asp

                                                                       INCOME STATEMENT
(unaudited)

Second Quarter				€ million	Half Year
2010	2009	Increase/ (Decrease)			2010	2009	Increase/ (Decrease)
		Current rates	Constant rates				Current rates	Constant rates

				Continuing operations:

11,752	10,458	12.4%	3.4%	Turnover	21,895	19,963	9.7%	3.9%

1,628	1,320	23%	15%	Operating profit	3,066	2,554	20%	15%

(96)	(203)			Restructuring, business disposals and other (RDIs) (see note 3)	(204)	(361)
1,724	1,523	13%	5%	Underlying operating profit	3,270	2,915	12%	7%

(101)	(151)			Net finance costs	(206)	(334)
25	19			Finance income	41	44
(130)	(125)			Finance costs	(255)	(288)
4	(45)			Pensions and similar obligations	8	(90)

41	36			Share in net profit/(loss) of joint ventures	68	63
(2)	(2)			Share in net profit/(loss) of associates	(5)	(3)
20	(1)			Other income from non-current investments	53	12

1,586	1,202	32%	24%	Profit before taxation	2,976	2,292	30%	24%

(432)	(369)			Taxation	(767)	(656)

1,154	833	39%	30%	Net profit	2,209	1,636	35%	29%

				Attributable to:
92	75			Non-controlling interests	174	147
1,062	758	40%	30%	Shareholders' equity	2,035	1,489	37%	30%

				Combined earnings per share
0.37	0.27	38%	29%	Total operations (Euros)	0.72	0.53	36%	29%
0.36	0.27	38%	29%	Total operations - diluted (Euros)	0.70	0.52	36%	29%

                                                   STATEMENT OF COMPREHENSIVE INCOME
(unaudited)

€ million	Half Year
	2010	2009
Net profit	2,209	1,636

Other comprehensive income
Fair value gains/(losses) on financial instruments net of tax	(68)	85
Actuarial gains/(losses) on pension schemes net of tax	(935)	(270)
Currency retranslation gains/(losses) net of tax	444	142

Total comprehensive income	1,650	1,593

Attributable to:
Non-controlling interests	253	152
Shareholders' equity	1,397	1,441

                                                      STATEMENT OF CHANGES IN EQUITY
(unaudited)

€ million	Half Year
	2010	2009
Equity at 1 January	12,536	10,372
Total comprehensive income for the period	1,650	1,593
Dividends on ordinary capital	(1,134)	(1,361)
Movement in treasury stock	(2)	18
Share-based payment credit	74	65
Dividends paid to non-controlling interests	(88)	(70)
Currency retranslation gains/(losses) net of tax	12	(6)
Other movements in equity	32	(33)
Equity at the end of the period	13,080	10,578

                                                        CASH FLOW STATEMENT
(unaudited)

€ million	Half Year
	2010	2009

Cash flow from operating activities	2,809	2,450

Income tax paid	(572)	(431)

Net cash flow from operating activities	2,237	2,019

Interest received	33	38
Net capital expenditure	(753)	(506)
Acquisitions and disposals	70	(365)
Other investing activities	740	(5)

Net cash flow from/(used in) investing activities	90	(838)

Dividends paid on ordinary share capital	(1,148)	(1,302)
Interest and preference dividends paid	(257)	(258)
Change in financial liabilities	(289)	130
Other movements on treasury stock	8	17
Other financing activities	(87)	(43)

Net cash flow from/(used in) financing activities	(1,773)	(1,456)

Net increase/(decrease) in cash and cash equivalents	554	(275)

Cash and cash equivalents at the beginning of the period	2,397	2,360

Effect of foreign exchange rate changes	(201)	(176)

Cash and cash equivalents at the end of the period	2,750	1,909

                                                                           BALANCE SHEET
(unaudited)

€ million	As at 30 June 2010	As at 31 December 2009	As at 30 June 2009

Goodwill	13,371	12,464	12,338
Intangible assets	5,031	4,583	4,598
Property, plant and equipment	7,504	6,644	6,261
Pension asset for funded schemes in surplus	536	759	413
Deferred tax assets	1,045	738	1,083
Other non-current assets	1,106	1,017	1,591
Total non-current assets	28,593	26,205	26,284

Inventories	4,398	3,578	3,759
Trade and other current receivables	4,922	3,429	4,813
Current tax assets	125	173	167
Cash and cash equivalents	3,105	2,642	2,082
Other financial assets	415	972	334
Non-current assets held for sale	398	17	13
Total current assets	13,363	10,811	11,168

Financial liabilities	(2,895)	(2,279)	(2,470)
Trade payables and other current liabilities	(10,336)	(8,413)	(8,428)
Current tax liabilities	(534)	(487)	(408)
Provisions	(312)	(420)	(698)
Liabilities associated with assets held for sale	(21)	-	-
Total current liabilities	(14,098)	(11,599)	(12,004)
Net current assets/(liabilities)	(735)	(788)	(836)

Total assets less current liabilities	27,858	25,417	25,448

Financial liabilities due after one year	8,188	7,692	8,826
Non-current tax liabilities	153	107	231
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	2,428	1,519	2,052
Unfunded schemes	2,061	1,822	2,011
Provisions	848	729	695
Deferred tax liabilities	807	764	796
Other non-current liabilities	293	248	259
Total non-current liabilities	14,778	12,881	14,870

Shareholders' equity	12,428	12,065	10,085
Non-controlling interests	652	471	493
Total equity	13,080	12,536	10,578

Total capital employed	27,858	25,417	25,448

                                                             NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

1     ACCOUNTING INFORMATION AND POLICIES

The condensed interim financial statements are based on International Financial Reporting Standards (IFRS) as adopted by the EU and IFRS as issued by the International Accounting Standards Board.   The accounting policies and methods of computation are consistent with the year ended 31 December 2009 and are in compliance with IAS34 'Interim Financial reporting'.

The condensed interim financial statements are shown at current exchange rates, while percentage year-on-year changes are shown at both current and constant exchange rates to facilitate comparison.

The income statement on page 7, the statements of comprehensive income and changes in equity on page 8, the cash flow statement on page 9, and the analysis of free cash flow on page 14 are translated at rates current in each period.

The balance sheet on page 10 and the analysis of net debt on page 15 are translated at period-end rates of exchange.

The financial statements attached do not constitute the full financial statements within the meaning of Section 434 of the UK Companies Act 2006.  Full accounts for Unilever for the year ended 31 December 2009 have been delivered to the Registrar of Companies.  The auditors' report on these accounts was unqualified and did not contain a statement under Section 498 (2) or Section 498 (3) of the UK Companies Act 2006.

2     NON-GAAP MEASURES

In our financial reporting we use certain measures that are not recognised under IFRS or other generally accepted accounting principles (GAAP). We do this because we believe that these measures are useful to investors and other users of our financial statements in helping them to understand underlying business performance. Wherever we use such measures, we make clear that these are not intended as a substitute for recognised GAAP measures. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures. Unilever uses ‘constant rate’ and ‘underlying’ measures primarily for internal performance analysis and targeting purposes.

The principal non-GAAP measure which we apply in our quarterly reporting is underlying sales growth, which we reconcile to changes in the GAAP measure turnover in notes 4 and 5. U nderlying sales growth (abbreviated to 'USG' or 'growth') reports turnover growth at constant exchange rates, excluding the effects of acquisitions and disposals.  Turnover includes the impact of exchange rates, acquisitions and disposals.

We also comment on underlying trends in operating margin before the impact of restructuring, disposals and other one-off items, which we collectively term RDIs, on the grounds that the incidence of these items is uneven between quarterly reporting periods. Further detail on RDIs can be found in note 3.

We also discuss free cash flow, which we reconcile in note 8 to the amounts in the cash flow statement, and net debt, which we reconcile in note 9 to the amounts reported in our balance sheet and cash flow statement.

In explaining cash flow performance we refer to the trend of average trading working capital. This metric is used internally, focusing on average rather than closing positions to ensure consistent performance, whilst excluding the elements of working capital that operational management cannot influence.

Further information about these measures and their reconciliation to GAAP measures is given on our website at
www.unilever.com/investorrelations

3     SIGNIFICANT ITEMS WITHIN THE INCOME STATEMENT

In our income statement reporting we recognise restructuring costs, profits and losses on business disposals and certain other one-off items, which we collectively term RDIs.  We disclose on the face of our income statement the total value of such items that arise within operating profit.  In our operating review by region and in note 4 we highlight the impact of these items on our operating margin.

Second Quarter		€ million	Half Year
2010	2009		2010	2009
		RDIs within operating profit:
(134)	(203)	Restructuring	(253)	(361)
38	-	Business disposals	49	-
-	-	Impairments and other one-off items	-	-
(96)	(203)	Total RDIs within operating profit	(204)	(361)

4     SEGMENT INFORMATION
Continuing operations - Second Quarter € million	Asia Africa CEE	Americas	Western Europe	Total

Turnover
2009	3,856	3,335	3,267	10,458
2010	4,673	3,859	3,220	11,752
Change	21.2%	15.7%	(1.4) %	12.4%
Impact of:
Exchange rates	12.0%	11.4%	1.2%	8.7%
Acquisitions	0.3%	0.2%	0.1%	0.2%
Disposals	(0.2)%	(0.3)%	(0.5)%	(0.3)%

Underlying sales growth	8.2%	3.9%	(2.2) %	3.6%
Price	(2.9)%	(1.1)%	(1.9)%	(2.0)%
Volume	11.5%	5.0%	(0.3)%	5.7%

Operating profit
2009	502	441	377	1,320
2010	599	509	520	1,628

Underlying operating profit
2009	523	495	505	1,523
2010	631	555	538	1,724

Operating margin
2009	13.0%	13.2%	11.5%	12.6%
2010	12.8%	13.2%	16.2%	13.9%

Underlying operating margin
2009	13.6%	14.8%	15.5%	14.6%
2010	13.5%	14.4%	16.7%	14.7%

Continuing operations - Half Year € million	Asia Africa CEE	Americas	Western Europe	Total

Turnover
2009	7,431	6,491	6,041	19,963
2010	8,668	7,199	6,028	21,895
Change	16.7%	10.9%	(0.2) %	9.7%
Impact of:
Exchange rates	8.0%	6.7%	1.0%	5.6%
Acquisitions	0.3%	0.6%	0.3%	0.4%
Disposals	(0.2)%	(0.4)%	(0.5)%	(0.3)%

Underlying sales growth	7.9%	3.8%	(1.1) %	3.8%
Price	(3.3)%	(1.7)%	(2.7)%	(2.6)%
Volume	11.6%	5.6%	1.7%	6.6%

Operating profit
2009	966	883	705	2,554
2010	1,149	1,013	904	3,066

Underlying operating profit
2009	1,017	977	921	2,915
2010	1,196	1,080	994	3,270

Operating margin
2009	13.0%	13.6%	11.7%	12.8%
2010	13.3%	14.1%	15.0%	14.0%

Underlying operating margin
2009	13.7%	15.1%	15.2%	14.6%
2010	13.8%	15.0%	16.5%	14.9%

5       ADDITIONAL INFORMATION BY CATEGORY

Continuing operations - Second Quarter € million	Savoury Dressings and Spreads	Ice Cream and Beverages	Personal Care	Home Care and other	Total

Turnover
2009	3,232	2,468	2,996	1,762	10,458
2010	3,514	2,696	3,569	1,973	11,752
Change	8.7%	9.3%	19.1%	12.0%	12.4%
Impact of:
Exchange rates	7.1%	7.4%	10.5%	10.0%	8.7%
Acquisitions	0.5%	0.1%	0.0%	0.1%	0.2%
Disposals	0.5%	(1.7)%	0.0%	(0.4)%	(0.3)%
Underlying sales growth	0.5%	3.5%	7.8%	2.2%	3.6%

Operating profit
2009	417	339	387	177	1,320
2010	598	383	523	124	1,628

Operating margin
2009	12.9%	13.7%	12.9%	10.0%	12.6%
2010	17.0%	14.2%	14.7%	6.3%	13.9%

Continuing operations - Half Year € million	Savoury Dressings and Spreads	Ice Cream and Beverages	Personal Care	Home Care and other	Total

Turnover
2009	6,544	4,132	5,803	3,484	19,963
2010	6,910	4,494	6,700	3,791	21,895
Change	5.6%	8.8%	15.5%	8.8%	9.7%
Impact of:
Exchange rates	4.4%	5.3%	6.3%	6.9%	5.6%
Acquisitions	0.5%	0.0%	0.7%	0.0%	0.4%
Disposals	0.4%	(1.7)%	0.0%	(0.5)%	(0.3)%
Underlying sales growth	0.3%	5.1%	7.9%	2.4%	3.8%

Operating profit
2009	857	493	901	303	2,554
2010	1,142	526	1,082	316	3,066

Operating margin
2009	13.1%	11.9%	15.5%	8.7%	12.8%
2010	16.5%	11.7%	16.1%	8.3%	14.0%

6   TAXATION

The effective tax rate for the half year was 26.3% compared with 29.4% for 2009.  The tax rate is calculated by dividing the tax charge by pre-tax profit excluding the contribution of joint ventures and associates.

Tax effects of components of other comprehensive income were as follows:

€ million	Half Year 2010			Half Year 2009
	Before tax	Tax (charge)/ credit	After tax	Before tax	Tax (charge)/ credit	After tax

Fair value gains/(losses) on financial instruments net of tax	(77)	9	(68)	133	(48)	85
Actuarial gains/(losses) on pension schemes net of tax	(1,290)	355	(935)	(373)	103	(270)
Currency retranslation gains/(losses) net of tax	444	-	444	142	-	142

Other comprehensive income	(923)	364	(559)	(98)	55	(43)

7     RECONCILIATION OF NET PROFIT TO CASH FLOW FROM OPERATING ACTIVITIES

€ million	Half Year
	2010	2009

Net profit	2,209	1,636
Taxation	767	656
Share of net profit of joint ventures/associates and other income
from non-current investments	(116)	(72)
Net finance costs	206	334
Operating profit	3,066	2,554
Depreciation, amortisation and impairment	498	497
Changes in working capital	(489)	(260)
Pensions and similar provisions less payments	(204)	(333)
Restructuring and other provisions less payments	(70)	(123)
Elimination of (profits)/losses on disposals	(56)	(2)
Non-cash charge for share-based compensation	74	65
Other adjustments	(10)	52
Cash flow from operating activities	2,809	2,450

8     FREE CASH FLOW

€ million	Half Year
	2010	2009

Cash flow from operating activities	2,809	2,450
Income tax paid	(572)	(431)
Net capital expenditure	(753)	(506)
Net interest and preference dividends paid	(224)	(220)
Free cash flow	1,260	1,293

9     NET DEBT

€ million	As at 30 June 2010	As at 31 December 2009	As at 30 June 2009

Total financial liabilities	(11,083)	(9,971)	(11,296)
Financial liabilities due within one year	(2,895)	(2,279)	(2,470)
Financial liabilities due after one year	(8,188)	(7,692)	(8,826)
Cash and cash equivalents as per balance sheet	3,105	2,642	2,082
Cash and cash equivalents as per cash flow statement	2,750	2,397	1,909
Add bank overdrafts deducted therein	355	245	173
Other financial assets	415	972	334
Net debt	(7,563)	(6,357)	(8,880)

10     COMBINED EARNINGS PER SHARE

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury stock.

In calculating diluted earnings per share, a number of adjustments are made to the number of shares, principally the following:
(i) conversion into PLC ordinary shares in the year 2038 of shares in a group company under the arrangements for the variation of the Leverhulme Trust and (ii) the exercise of share options by employees.

Earnings per share for total operations for the six months were calculated as follows:

	2010	2009

Combined EPS – Basic
Average number of combined share units (Millions of units)	2,810.6	2,792.4

Net profit attributable to shareholders’ equity	2,035	1,489

Combined EPS	0.72	0.53

Combined EPS – Diluted
Adjusted average number of combined share units (Millions of units)	2,905.0	2,881.5

Combined EPS – diluted	0.70	0.52

The numbers of shares included in the calculation of earnings per share is an average for the period.  During the period the following movements in shares have taken place:
Millions
Number of shares at 31 December 2009 (net of treasury stock)	2,804.2
Net movements in shares under incentive schemes	10.5
Number of shares at 30 June 2010	2,814.7

11     DIVIDENDS

As agreed at the 2009 Annual General Meetings, Unilever moved to the payment of quarterly dividends with effect from  1 January 2010.
The Boards have declared a quarterly interim dividend for Q2 2010 at the following rates which are equivalent in value at the rate of exchange applied under the terms of the Equalisation Agreement between the two companies:
Per Unilever N.V. ordinary share:	€ 0.208
Per Unilever PLC ordinary share:	£ 0.1726
Per Unilever N.V. New York share:	US$ 0.2750
Per Unilever PLC American Depositary Receipt:	US$ 0.2750
The quarterly interim dividends have been determined in euros and converted into equivalent sterling and US dollar amounts using exchange rates issued by the European Central Bank on 3 August 2010.
The quarterly interim dividends will be payable as from 15 September 2010, to shareholders registered at close of business on 13 August 2010.  The shares will go ex-dividend on 11 August 2010.
US dollar checks for the quarterly interim dividend will be mailed on 14 September 2010, to holders of record at the close of business on 13 August 2010.  In the case of the NV New York shares, Netherlands withholding tax will be deducted.
The quarterly dividend calendar for the remainder of 2010 will be as follows:

	Announcement Date	Ex-Dividend Date	Record Date	Payment Date
Calendar Year 2010
Quarterly dividend - for Q2 2010	5 August 2010	11 August 2010	13 August 2010	15 September 2010
Quarterly dividend - for Q3 2010	4 November 2010	10 November 2010	12 November 2010	15 December 2010

12     ACQUISITIONS AND DISPOSALS

On 18 January 2010 we announced a definitive agreement with Hormel Foods Corporation to sell our Shedd's Country Crock branded side dish business in the US. The transaction was completed in February 2010. Under the terms of the agreement, Hormel will market and sell Shedd's Country Crock chilled side-dish products, such as homestyle mashed potatoes, under a licence agreement.

On 26 April 2010 we announced the agreement with Strauss Holdings Ltd to increase the Unilever shareholding in Glidat Strauss Israel from 51% to 90% for an undisclosed sum. This transaction is subject to anti-trust and regulatory approval, which is in progress.

On 1 June 2010 we completed the disposal of the Brunch brand in Germany to Bongrain.

On 19 July 2010 we announced the disposal of our frozen foods business in Italy for €805m to Birds Eye Iglo. The transaction is subject to relevant EU anti-trust regulatory approvals.  The assets and liabilities related to this business are reported as held for sale.

We now expect to complete the acquisition of the Personal Care business of Sara Lee in Q4 2010.

13    EVENTS AFTER THE BALANCE SHEET DATE

There were no material post balance sheet events other than those mentioned elsewhere in this report.

    RESPONSIBILITIES OF DIRECTORS

The directors declare that, to the best of their knowledge:

·
this condensed set of interim financial statements, which have been prepared in accordance with IAS 34 'Interim Financial Reporting', gives a true and fair view of the assets, liabilities, financial position and profit or loss of Unilever; and
·
the interim management report gives a fair review of the information required pursuant to UK DTR regulations of 4.2.7 and 4.2.8 and section 5:25d (8)/(9) of the Dutch Act on Financial Supervision (Wet op het financieel toezicht).

Unilever's Directors are listed in the Annual Report and Accounts for 2009, with the exception of the following changes:

·
The Rt Hon The Lord Brittan of Spennithorne QC, DL, Professor Wim Dik and Narayana Murthy retired as Non-Executive Directors on 12 May 2010 following the Group's AGMs; and
·
Jean-Marc Huët became an Executive Director and The Rt Hon Sir Malcolm Rifkind MP became a Non-Executive Director on 12 May 2010 following their respective appointments at the Group's AGMs.

Details of all current Directors are available on our website at
www.unilever.com

By order of the Board

Paul Polman                                                          Jean-Marc Huët
Chief Executive Officer                                            Chief Financial Officer

5 August 2010